SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 03/19

HPP Colíder - second generating unit in commercial operation

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general that the second generating unit of the Colíder Hydroelectric Power Plant (UG1), with 100 MW in installed capacity, began its commercial operations on this date, pursuant to Aneel Dispatch N. 1,273/2019, of May 6, 2019.

Together with the first generating unit (UG1) of the Colíder Hydroelectric Power Plant, in operation since March 2019, the UG2 start-up represents 200 MW of installed capacity in commercial operation (of a total of 300 MW of the venture) and 118.7 average MW in assured power (out of a total of 178.1 average MW).

As a result, the assured power of the Colíder HPP already represents almost the total of 125.0 average MW of energy sold through the Agreement of Energy Trading in the Regulated Environment (CCEAR).

Power Plant	Concession Agreement	Installed Capacity (MW)	Physical Guarantee (Average MW)	Energy Sold in the (Average MW)	Price¹ (R$/MWh)	CAPEX (R$ million)	Due Date of the Concession
Colíder HPP 100% Copel GeT	01/2011 of January 17, 2011	300	178.1	125.0	172.08	2,364.0	01.16.2046

¹ Adjusted by the IPCA up to March/2019. Font: CCEE

In addition, the Company reports that it has updated the construction work schedule of the last generating unit of the venture. The work remains in the stage of electromechanical assembly, with commercial start-up expected for the second half of 2019.

Curitiba, May 7, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team: ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 7, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.